FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ✓          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____        No     ✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.

N/A

This Form 6-K consists of:

A press release regarding the appointment of Mr. Yuwen Zhao as an independent director, the resignation of Mr. Huaijin Yang as vice chairman and board member and the resignation of Mr. Honghua Xu as board member of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on October 19, 2009.

JA Solar Announces Changes to its Board of Directors

SHANGHAI, Oct 19, 2009 -- JA Solar Holdings Co., Ltd. (Nasdaq: JASO), a leading manufacturer of high-performance solar products, today announced the appointment of Mr. Yuwen Zhao as an independent member of its board of directors, effective immediately. Concurrently, the company announced that its board of directors has accepted Mr. Huaijin (Samuel) Yang’s resignation as vice chairman and board member. Mr. Yang, who founded JA Solar in 2005, is leaving the company to pursue various other business interests. Mr. Honghua Xu is leaving the JASO board to focus on his other professional endeavors.

Mr. Yuwen Zhao has extensive experience in the study of high efficiency solar cell and solar energy materials. He is a well-known international solar industry expert, currently serving as vice chairman of the Chinese Renewable Energy Industries Association and is a director of international solar energy industry associations such as PVSEC and WCPEC. Since 1978, Mr. Zhao has been vice chairman, chief engineer, director of academy committee and chief scientist of Beijing Solar Energy Institute. He is also a member of the editorial board of Solar Energy Journal. Prior to his engagement at Beijing Solar Energy Institute, Mr. Zhao was a researcher in the Institute of Mechanics in the Chinese Academy of Sciences and 501 Institute of Ministry of Aerospace Industry. He is also the founder of Chinese National New Energy Engineering Research Center. Mr. Zhao graduated from Tianjin University in 1964 and studied in Germany in 1990 and 1991.

"I would like to welcome Mr. Zhao to the JA Solar board of directors," said Mr. Baofang Jin, CEO and chairman of JA Solar. "We are eager to benefit from his extensive experience in the renewable energy industry and expect that his guidance will further strengthen our company," said Mr. Jin.

"On behalf of the board and the company, I would like to express our sincere gratitude to Mr. Yang and Mr. Xu for their dedicated service and support to JA Solar over the years,” he said. “We especially appreciate Mr. Yang’s leadership and contributions since JA Solar’s founding and we wish him success in his future endeavors.”

About JA Solar Holdings Co., Ltd.
JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar cells. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com

For more information, please contact:

For JA Solar
Deborah Stapleton/Alexis Pascal
Stapleton Communications Inc.
650.470.0200
deb@stapleton.com; alexis@stapleton.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Baofang Jin

Name:	Baofang Jin

Title:	Chief Executive Officer

Date: October 19, 2009